===================================              ----------------------------
             FORM 4                                      OMB APPROVAL
===================================              ----------------------------
|_| Check this box if no longer                   OMB Number
    subject to Section 16. Form 4                 Expires:
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to
                                                                                             Issuer (Check all applicable)

   Vilmorin Clause & Cie                        Agritope, Inc. (AGTO)                        _____ Director   ___X__10% Owner
------------------------------------------   ------------------ ------------------------
(Last)    (First)        (Middle)            3. IRS or Social   4. Statement for             _____ Officer (give title below)
                                                Security Number     Month/Year
              B.P. 1                            of Reporting       September 2000            _____ Other (specify below)
                                                Person          ------------------------
------------------------------------------      (Voluntary)
           (Street)                                             5. If Amendment,          ---------------------------------
                                                  N/A              Date of Original       7. Individual or Joint/Group Filing
63720 Chappes, France                                             (Month/Year)                   (Check Applicable Line)
------------------------------------------                                                   ___ Form filed by One Reporting Person
(City)     (State)     (Zip)                                                                 _X_ Form filed by More than One
                                                                                                 Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------- ------------ ----------------------------------- --------------- ------------- ---------------

1. Title of Security          2. Trans-  3. Trans-    4. Securities Acquired (A)          5. Amount of     6.Owner-     7. Nature of
   (Instr. 3)                 action     action       or Disposed of (D)                  Securities       ship         Indirect
                              Date       Code         (Instr. 3, 4 and 5)                 Beneficially     Form:        Beneficial
                                        (Instr. 8)                                        owned at         Direct       Ownership
                             (Month/                                                      End of Month     (D) or       (Instr. 4)
                              Day/                                                        (Instr. 3        Indirect
                              Year)                                                       and 4)           (I)
                                      ------------ ----------------------------------                      (Instr.4)
                                      ------ ----- ------------- ------ -------------
                                       Code    V     Amount      (A)or     Price
                                                                  (D)
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                       SEC 1474 (7-96)
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).



FORM 4 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- ------- ------- ----------------- ------------ ------------------ -------- ---------- ------- ---------
1.Title of Deri-  2.Conver-  3.Trans-4.Trans-5.Number of Deri- 6.Date Exer- 7.Title and Amount 8.Price  9.Number   10.Own- 11.Nature
vative Security   sion or    action  action  vative Securities cisable and  of Underlying Sec- of Deri- of Deri-   ership  of Bene-
(Instr. 3)        Exercise   Date    Code    Acquired (A) or   Expiration   urities            vative   vative     Form of ficial
                  Price of   (Month/ (Instr. Disposed of (D)   Date         (Instr. 3 and 4)   Security Securities Deriva- Indirect
                  Deriva-    Day/    8)      (Instr.3,4 and 5) (Month/Day                      (Instr.  Benefi-    tive    Ownership
                  tive       Year)                             Year)                           5)       cially     Securi  (Instr.
                  Security                                                                              Owned at   ty: Di-  4)
                                                                                                        End of     rect (D)
                                                                                                        Month      or In-
                                                                                                        (Instr. 4) direct
                                                                                                                   (I)
                                                                                                                   (Instr.
                                                                                                                   4)
                                     ------- ----------------- ------------- -----------------
                                     ---- -- -------- -------- ------ ------ ------- ---------
                                     Code  V    (A)     (D)    Date   Expir-  Title  Amount or
                                                               Exer-  ation          Number of
                                                               cis-   Date           Shares
                                                               able

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
Series A Convertible                                                          Common
Preferred Stock       N/A   09/06/00  J(1)  --   --    564,285  (2)    N/A    Stock   564,285    (1)     564,285      I      (4)
----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
Warrants to Purchase
Series A Convertible                                                          Common
Preferred Stock      $7.00  09/06/00  J(1)  --   --     87,500  (3)  9/28/04  Stock    87,500    (1)      87,500      I      (4)

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------



Explanation of Responses:

(1)  On September 6, 2000, Vilmorin contributed to the capital of American Bio Corp., its wholly-owned subsidiary, all of Vilmorin's interest in Agritope, consisting of 564,285 shares of Series A Convertible Preferred Stock and 87,500 warrants to purchase Series A
Convertible Preferred Stock.  No consideration was paid by American Bio Corp. for the securities.
(2)  The shares of Series A Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time, without the payment of additional consideration by the holder thereof.
(3)  The warrants are exercisable at any time prior to 5 p.m., U.S. Pacific Time, on the expiration date.
(4)  As a result of the subject transaction, Vilmorin beneficially owns the securities indirectly through American Bio Corp., its wholly-owned subsidiary.


** Intentional misstatements or omissions of facts constitute Federal Criminal
 Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                         VILMORIN CLAUSE & CIE

                                         By: /s/Pierre Lefebvre         9/30/00
                                         Name:  Pierre Lefebvre           Date
                                         Title: CEO
                                         **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                              Attachment to Form 4

Name of Designated Reporting Person:         Vilmorin Clause & Cie
Statement for Month/Year:                    September 2000
Issuer Name and Ticker or Trading Symbol:    Agritope, Inc.  (AGTO)

The names and addresses of the other Reporting Persons who have joined in this filing are as follows:

Name                                         Address

Groupe Limagrain Holding S.A.                B.P. 1
                                             63720 Chappes, France

Societe Cooperative Agricole Limagrain       B.P. 1
                                             63720 Chappes, France


Vilmorin Clause & Cie ("Vilmorin") is a subsidiary of Groupe Limagrain Holding S.A. ("Group Limagrain"), and Groupe Limagrain is, in turn, a subsidiary of Societe Cooperative Agricole Limagrain (the "Cooperative"). By virtue of these parent-subsidiary relationships, each of Groupe Limagrain and the Cooperative is an indirect beneficial owner of the Agritope securities beneficially owned directly by Vilmorin, as described in the attached Form 4.


                              Groupe Limagrain Holding S.A.

                              By: /s/ Alain Catala
                                     Name:    Alain Catala
                                     Title:   CEO

                              Societe Cooperative Agricole Limagrain

                              By: /s/ Alain Catala
                                     Name:    Alain Catala
                                     Title:   CEO